July 13, 2020

VIA EDGAR TRANSMISSION

Jeffrey Gabor, Staff Attorney

Christine Westbrook, Staff Attorney

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

Washington, D.C. 20549

RE:	Sonnet BioTherapeutics Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed June 26, 2020
File No. 333-237795
____________________________________

Dear Ms. Westbrook and Mr. Gabor:

I am writing on behalf of Sonnet BioTherapeutics Holdings, Inc. (formerly Chanticleer Holdings, Inc.) (the “Company”), in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission, dated July 10, 2020 (the “Comment Letter”) relating to the above-referenced amended Registration Statement on Form S-3 (the “Registration Statement”). For the convenience of the Staff, the text of each comment is reprinted in bold and is followed by the Company’s response.

Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-3 filed on June 26, 2020

Prospectus Summary

The FHAB Technology, page 6

1. Please expand your disclosure to explain what you mean that your FHAB technology is derived from the XOMA phage display library and binds HSA at Domain 2.

Response: We have reviewed the Staff’s comment, and have made changes accordingly to the Prospectus Summary section of the Registration Statement in the FHAB Technology subsection on page 6.

Should the Staff have additional questions or comments regarding the foregoing, please contact me at 973-597-6394.

Very truly yours,

By:	/s/ Steven M. Skolnick, Esq.
Steven M. Skolnick, Esq.

cc:	Pankaj Mohan, Chief Executive Officer, Sonnet BioTherapeutics Holdings, Inc.